July 12, 2019

Anurup Pruthi
Chief Financial Officer
Centric Brands, Inc.
350 5th Avenue, 6th Floor
New York, NY 10118

       Re: Centric Brands, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed May 16, 2019
           File No. 000-18926

Dear Mr. Pruthi:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Item 1. Business
Customers, page 14

1. You disclose that during Fiscal 2018, your largest customer represented over 10 percent of net sales. Please tell us why you have not disclosed the name of this customer pursuant to
      Item 101(c)(1)(vii) of Regulation S-K.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Operating Cash Flow, page 41

2. We note your presentation of adjusted operating cash flows includes an adjustment for collections of sold receivables. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to question 100.04 of the Division's Non-GAAP Financial Measures
      Compliance and Disclosure Interpretations.
 Anurup Pruthi
Centric Brands, Inc.
July 12, 2019
Page 2
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive Loss, page 59

3. You present cost of goods sold exclusive of depreciation and amortization expense along with the subtotal, gross profit. Please tell us how your presentation complies with the guidance in SAB Topic 11:B, as gross profit appears to represent a figure for income before depreciation.
12. Debt
New Term Loans, page 77

4. Please disclose the effective interest rate for each of the new term loans and clarify the amount of proceeds received. Refer to ASC 835-30-45-2.
14. Equity
The Private Placement, page 88

5. Please tell us the value assigned to the 23,094,501 shares of common stock issued to the
         GSO/BTO Affiliates and how you accounted for the issuance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameAnurup Pruthi
                                                                Division of
Corporation Finance
Comapany NameCentric Brands, Inc.
                                                                Office of
Beverages, Apparel and
July 12, 2019 Page 2                                            Mining
FirstName LastName